CONSENT OF QUALIFIED PERSON

I, Guilherme Gomides Ferreira, BSc (Mine Eng.), MAIG, consent to the public filing of the technical report titled "an Updated Life of Mine ("LOMP") for Campbell Pit and Pre-Feasibility Study for Novo Amparo Norte ("NAN") and Gulçari A Norte ("GAN") Deposits, Maracás Menchen Project, Bahia, Brazil" that has an effective date of 10 October, 2021 by Largo.

I also consent to any extracts from, or a summary of, the Technical Report in the news release entitled "Enhanced Access to Vanadium and Profitability Indicated by Pre-Feasibility Study Strengthens Foundation for Strategic Commitment to Energy Storage Business" November 3, 2021 (the "News Release").

I certify that I have read the News Release, and that it fairly and accurately represents the information in the sections of Technical Report for which I am responsible.

Dated: 16 December 2021

"signed and sealed"
Guilherme Gomides Ferreira BSc (Mine Eng.), MAIG